UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2007.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file number 0-25837

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

HEIDRICK & STRUGGLES, INC.

401(k) PROFIT SHARING AND RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HEIDRICK & STRUGGLES INTERNATIONAL, INC.

233 South Wacker Drive, Suite 4200, Chicago, Illinois 60606-6303

(312) 496-1200

HEIDRICK & STRUGGLES, INC.

401(k) PROFIT SHARING AND RETIREMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator and the Investment Committee

Heidrick & Struggles, Inc. 401(k) Profit Sharing and Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of Heidrick & Struggles, Inc. 401(k) Profit Sharing and Retirement Plan (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Chicago, Illinois

June 24, 2008

HEIDRICK & STRUGGLES, INC.

401(k) PROFIT SHARING AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2007 and 2006

	2007	2006
Assets:

Investments, at fair value:

Mutual funds	$114,821,604	$106,110,186
Heidrick & Struggles International, Inc. Stock Fund	9,790,126	13,345,659
Participant loans	570,529	556,051

Net assets available for benefits, at fair value	125,182,259	120,011,896

Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(181,727)	183,902

Net assets available for benefits	$125,000,532	$120,195,798

The accompanying notes to financial statements are an integral part of these statements.

HEIDRICK & STRUGGLES, INC.

401(k) PROFIT SHARING AND RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2007

Additions to net assets attributed to:

Interest and dividend income	$7,060,841
Interest on participant loans	41,387
Contributions – Company	2,192,635
Contributions – participants	6,629,599
Contributions – participant rollovers	883,901

Total additions	16,808,363

Deductions from net assets attributed to:

Benefits paid to participants	11,462,906
Administrative expenses	23,258
Net realized and unrealized depreciation in fair value of investments	517,465

Total deductions	12,003,629

Net increase in net assets	4,804,734
Net assets available for benefits:

Beginning of year	120,195,798

End of year	$125,000,532

The accompanying notes to financial statements are an integral part of these statements.

HEIDRICK & STRUGGLES, INC.

401(k) PROFIT SHARING AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1. Description of Plan

The following description of the Heidrick & Struggles, Inc. 401(k) Profit Sharing and Retirement Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan was established as of January 1, 1989, as the result of the merger of the Heidrick & Struggles 401(k) Profit Sharing Plan and the Heidrick & Struggles, Inc. Pension Plan. The plan sponsor is Heidrick & Struggles, Inc. (the Company), a wholly owned subsidiary of Heidrick & Struggles International, Inc. (HSII). The Plan is a defined contribution plan established for the benefit of the Company’s eligible employees.

The Plan provides for elective contributions on the part of the participating employees and for employer matching and discretionary contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and provisions of the Internal Revenue Code of 1986 (IRC), as amended, as it pertains to plans intended to qualify under Section 401(a) of the IRC.

Vanguard Fiduciary Trust Company (VFTC) is the trustee of the Plan under a contractual agreement with the Company. VFTC maintains all records of the Plan and assumes responsibility for the proper allocation of income among all participants’ accounts in the Plan. The Plan is administered by the Company’s 401(k) Profit Sharing and Retirement Plan Administrative Committee (the Committee), which is delegated its authority from the Company at the discretion of HSII. The members of the Committee are appointed by the HSII Global Retirement Plans Committee, a subcommittee of the board of HSII.

Contributions

After completing 30 days of service and attaining age 21, participants may contribute up to 50% of their eligible compensation up to the maximum allowed by the IRC. For 2007, the Company matched contributions of those participants with a minimum of one year of service on a one-for-one basis up to a maximum employer matching contribution per participant of $3,500 or 2.5% of a participant’s compensation (maximum of $5,625). In 2006, the Company matched contributions each payroll period of those participants with a minimum of one year of service on a one-for-one basis up to a maximum employer matching contribution per participant of $3,000. Additionally, the Company’s Compensation Committee has the option of making discretionary contributions to benefit all participants with a minimum of one year of service. This discretionary amount is determined each year by the Company’s Compensation Committee. For the 2007 and 2006 plan years, the Company’s Compensation Committee elected not to make a discretionary contribution.

Vesting and Forfeitures

Participants are immediately vested in their voluntary contributions as well as in the 2006 Company matching contributions and earnings thereon. Beginning in 2007, participants must have been employed by the Company on December 31, 2007 in order to vest in the Company’s 2007 matching contributions.

Vesting in the Company’s discretionary contributions made before the 2007 plan year and earnings thereon commences after three years of service (at least 1,000 hours per year) according to the following schedule: 20% vested after three years of service, 40% vested after four years of service, 60% vested after five years of service, 80% vested after six years of service, and 100% vested after seven years of service. Vesting in the Company’s discretionary contributions made after the 2006 plan year and earnings thereon commences after two years of service (at least 1,000 hours per year) according to the following schedule: 20% vested after two years of service, 40% vested after three years of service, 60% vested after four years of service, 80% vested after five years of service, and 100% vested after six years of service. Nonvested portions of Company discretionary contributions are forfeited in accordance with the terms of the Plan and are used to reduce the Company’s future contribution.

At December 31, 2007 and 2006, forfeited nonvested accounts totaled $314,370 and $78,179, respectively. These accounts will be used to reduce future employer contributions.

Participant Accounts

Participants may direct their account balance among the various investment options offered by the Plan. Each participant’s account is credited with his or her contributions, the employer matching contributions, and an allocation of the employer discretionary contribution, if any, and plan earnings. Administrative and trustee fees not paid by the Company are charged to the participant’s account. Allocations are based on participant earnings or account balances, as defined in the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. As of December 31, 2007 and 2006, there were 908 and 872 participants in the Plan, respectively.

Payment of Benefits

When a participant terminates his or her employment with the Company and elects to receive a distribution, the participant’s vested account may be rolled over to a qualified plan or be distributed as a lump-sum amount to the participant or to the participant’s designated beneficiary in the event of the participant’s death. If a terminated participant has prior money pension purchase monies and elects to receive a distribution, the participant’s vested account for those monies may only be (a) rolled over to a qualified plan, (b) distributed as a lump-sum amount, (c) applied toward the purchase of various types of annuities, or (d) distributed in equal monthly or annual installments over a period not to exceed the life expectancy of the participant.

Loans to Participants

Participants may borrow the lesser of $50,000 less the highest outstanding loan balance, if any, during the preceding twelve months or one-half of their vested account balance in the Plan, exclusive of the Heidrick & Struggles International, Inc. Stock Fund, with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods ranging up to 60 months. Loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1% (4.00% - 9.25% as of December 31, 2007). Principal and interest are paid ratably through payroll deductions.

Administrative Fees

Administrative and trustee fees related to the general administration of the Plan are paid by the Plan. The Company provides certain administrative services to the Plan and pays substantially all other expenses of the Plan.

Plan Termination

Although it has not expressed an interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts. Any unallocated assets of the Plan shall then be distributed to participant accounts in such a manner as the Company shall determine.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Heidrick & Struggles International, Inc. Stock Fund is valued at its year-end closing share price (comprised of year-end market price plus uninvested cash position). Other equity securities are valued at the last quoted sales price as of the close of trading at year-end; such securities not traded on the year-end date are valued at the last quoted bid price. Fixed income securities are valued using the last quoted bid price. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned, and dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Risks and Uncertainties

The Plan provides for investments in the Heidrick & Struggles International, Inc. Stock Fund and mutual funds that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Payments of Benefits

Benefits are recorded when paid.

Recently Issued Financial Accounting Standards

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective as of January 1, 2008. The Company is currently evaluating the impact that the adoption of SFAS No. 157 will have on the Plan’s financial statements.

3. Investments

The following table presents the investments that represent 5% or more of the Plan’s net assets at December 31, 2007:

2007
American Funds EuroPacific Growth Fund; R-4 Class	$12,171,694
PIMCO Total Return Fund; Institutional Class	10,221,136
Vanguard PRIMECAP Fund	7,078,372
Vanguard Strategic Equity Fund	9,673,644
Vanguard Total Stock Market Index Fund Investor Shares	13,738,955
Vanguard Wellington Fund Investor Shares	10,598,904
Vanguard Windsor II Fund Investor Shares	8,885,971
Vanguard Brokerage Option Fund	8,025,586
Vanguard Retirement Savings Trust, at fair value	24,017,454
Heidrick & Struggles International, Inc. Stock Fund	9,790,126

The following table presents the investments that represent 5% or more of the Plan’s net assets at December 31, 2006:

2006
American Funds EuroPacific Growth Fund; R-4 Class	$9,281,419
Harbor Small Cap Value; Investor Class	6,412,738
PIMCO Total Return Fund; Institutional Class	7,965,926
Vanguard Strategic Equity Fund	12,210,721
Vanguard Total Stock Market Index Fund Investor Shares	17,939,335
Vanguard Wellington Fund Investor Shares	8,773,514
Vanguard Windsor II Fund Investor Shares	13,383,281
Vanguard Retirement Savings Trust, at fair value	19,111,349
Heidrick & Struggles International, Inc. Stock Fund	13,345,659

During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as investments held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$574,988
Heidrick & Struggles International, Inc. Stock Fund	(1,092,453)

Total	$(517,465)

4. Fully Benefit-Responsive Investment Contracts

The Vanguard Retirement Savings Trust (the Trust) holds certain guaranteed investment contracts and other fixed income securities (together, the Contracts) in the Trust. These Contracts are reported at estimated fair value as reported by the investment manager. The estimated fair value of the Contracts is based on current interest rates for similar investments with like maturities at December 31, 2007 and 2006. These Contracts are fully benefit-responsive, which allows participants to initiate all permitted transactions, such as withdrawals, loans or transfers to other funds within the Plan at contract value.

As described in note 2: Summary of Significant Accounting Policies, because the Contracts are fully-benefit responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributed to the Contracts. Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include, but are not limited to, the following: (1) amendments to the Plan documents, (2) bankruptcy of the Plan Sponsor or other Plan Sponsor events that cause a significant withdrawal from the Plan or (3) the failure of the Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Company does not believe that the occurrence of any event limiting the Plan’s ability to transact at contract value with participants is probable.

Contract issuers can terminate the Contracts and settle at other than contract value under very limited circumstances, such as a change in the qualification status of participant, employer, or plan; a breach of material obligations under the Contracts and misrepresentation by the contract holder; or failure of the underlying portfolio to conform to the pre-established investment guidelines. The Company does not believe it is likely that any of the fully benefit-responsive contracts will be terminated.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The interest crediting rates for the Contracts are based upon formulas agreed upon with the issuer and, depending on the type of investment, are either fixed over the life of the investment or are reset each quarter based on the performance of the underlying investment portfolio. During the year ended December 31, 2007, the average annual yield earned by the Trust was 4.71% and the average annual yield paid to participants was 4.44%. During the year ended September 30, 2006, the average annual yield earned by the Trust was 4.61% and the average annual yield paid to participants was 4.33%. Average annual yields are reported as of the Trust’s fiscal year end. During 2007, the Trust changed its fiscal year end from September 30 to December 31.

5. Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by The Vanguard Group, an affiliate of VFTC. VFTC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

As of December 31, 2007, the Plan’s HSII Stock Fund held $43,110 of cash and 262,652 shares of HSII common stock with a cost of $325,211 and a current value of $9,747,016. This represents 1.52% of HSII’s outstanding stock at December 31, 2007. During the year ended December 31, 2007, 50,900 shares were sold at a weighted average price of $47.58 per share, or total sales of $2,421,042. There were 1,378 shares distributed to participants during the year ended December 31, 2007. There were 1,300 shares purchased during the year ended December 31, 2007, at a weighted average price of $37.41 per share, for total purchases of $48,646.

As of December 31, 2006, the Plan’s HSII Stock Fund held $60,292 of cash and 313,630 shares of HSII common stock with a cost of $468,283 and a current value of $13,285,367. This represents 1.77% of HSII’s outstanding stock at December 31, 2006. During the year ended December 31, 2006, 56,911 shares were sold at a weighted average price of $36.23 per share, or total sales of $2,062,050. There were no shares distributed to participants during the year ended December 31, 2006. There were 100 shares purchased during the year ended December 31, 2006, at a weighted average price of $33.74 per share, for total purchases of $3,374.

6. Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated June 23, 2005, that the Plan and related trust, as amended and restated effective January 1, 2003, including the First Amendment thereto, are designed in accordance with the applicable sections of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Effective March 28, 2005, the Plan was amended to implement the automatic rollover provisions under Section 401(a)(31)(B) of the IRC as amended by the Economic Growth and Tax Relief Reconciliation Act of 2001. This Second Amendment lowered the mandatory cash out threshold from $5,000 to $1,000 and converted the form of direct rollovers for amounts between $1,000 and $5,000 to a qualified individual retirement account.

Effective January 1, 2006, the Plan was amended to reflect certain provisions of the final regulations under Sections 401(k) and 401(m) of the IRC that were published on December 29, 2004. This Third Amendment was intended as “good faith” compliance with the requirements of these provisions.

Effective January 1, 2007, the Plan was amended to provide a nondiscretionary Company matching contribution equal to 100% of a participant’s contribution not to exceed the greater of $3,500 or 2.5% of a participant’s compensation (maximum of $5,625). In order for a participant to vest in the 2007 Company match, the participant must be employed by the Company on December 31, 2007. This Fourth Amendment also provided that vesting in the Company’s discretionary contributions made after the 2006 plan year and earnings thereon commences after two years of service (at least 1,000 hours per year) according to the following schedule: 20% vested after two years of service, 40% vested after three years of service, 60% vested after four years of service, 80% vested after five years of service, and 100% vested after six years of service.

Effective October 1, 2007, the Plan was amended to accept Designated Roth Contributions as permitted by Section 402A of the IRC. This Fifth Amendment was intended as “good faith” compliance with the requirements of this provision.

Although the Second Amendment, Third Amendment, Fourth Amendment and Fifth Amendment have not been approved by the IRS, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

On December 20, 2007, the Plan was amended and restated effective January 1, 2007 to incorporate all prior amendments made thereto since the Plan was last restated (The 2007 Amendment and Restatement). This 2007 Amendment and Restatement also provided that all service with the Company shall be considered for eligibility and vesting purposes even if said service could otherwise be disregarded under the IRC and the regulations thereunder.

Effective January 1, 2008, the Plan’s nondiscretionary Company matching contribution formula was amended to provide a Company matching contribution equal to 100% of a participant’s contribution not to exceed the greater of $4,000 or 3% of a participant’s compensation (maximum of $6,900). This is the first amendment to the 2007 Amendment and Restatement.

Although the 2007 Amendment and Restatement and the First Amendment thereto have not been approved by the IRS, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7. Reconciliation of financial statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 to the Form 5500:

Net assets available for benefits per the financial statements	$125,000,532
Adjustment from contract value to fair value for interest in fully benefit-responsive investment contracts	181,727

Net assets available for benefits per the Form 5500	$125,182,259

The accompanying financial statements present the interest in a common collective trust relating to fully benefit-responsive investment contracts at contract value. The Form 5500 requires the interest in a common collective trust relating to fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from contract value to fair value for interest in a common collective trust relating to fully benefit-responsive investment contracts represents a reconciling item.

HEIDRICK & STRUGGLES, INC.

401 (k) PROFIT SHARING AND RETIREMENT PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2007

Identity of issuer, borrower, lessor, or similar party	Description of investment including, maturity date, rate of interest, collateral, par, or maturity value	Current value
American Funds	American Funds EuroPacific Growth Fund R-4 Class; 242,657 shares	$12,171,694
Harbor Fund	Harbor Small Cap Value; Investor Class; 193,734 shares	3,810,741
PIMCO	PIMCO Total Return Fund; Institutional Class; 956,140 shares	10,221,136
*Vanguard Group	Vanguard PRIMECAP Fund; 98,242 shares	7,078,372
*Vanguard Group	Vanguard Strategic Equity Fund; 472,577 shares	9,673,644
*Vanguard Group	Vanguard Target Retirement 2005; 48,039 shares	577,433
*Vanguard Group	Vanguard Target Retirement 2015; 112,145 shares	1,464,608
*Vanguard Group	Vanguard Target Retirement 2025; 107,172 shares	1,470,402
*Vanguard Group	Vanguard Target Retirement 2035; 117,293 shares	1,714,830
*Vanguard Group	Vanguard Target Retirement 2045; 78,642 shares	1,186,707
*Vanguard Group	Vanguard Target Retirement Income Fund; 16,637 shares	185,167
*Vanguard Group	Vanguard Total Stock Market Index Fund Investor Shares; 388,545 shares	13,738,955
*Vanguard Group	Vanguard Wellington Fund Investor Shares; 324,920 shares	10,598,904
*Vanguard Group	Vanguard Windsor II Fund Investor Shares; 284,260 shares	8,885,971
*Vanguard Group	Vanguard Brokerage Option Fund	8,025,586
*Vanguard Group	Vanguard Retirement Savings Trust; 23,835,727 shares	24,017,454
*Heidrick & Struggles International, Inc.	Heidrick & Struggles International, Inc. Stock Fund; 262,652 shares	9,790,126
*Plan Participant Loans	Loans to Participants; interest rates range from 4.00% - 9.25%; maturity dates range through 2012.	570,529

Total investments		$125,182,259

*	Represents a party-in-interest to the Plan.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 24, 2008	Heidrick & Struggles, Inc. 401(k) Profit Sharing and Retirement Plan

	By:	/s/ Kathy Jensen Watts
Vice President, Human Resources Chair, 401(k) Profit Sharing and Retirement Plan Administrative Committee